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REPORT TO SHAREHOLDERS
1ST QUARTER 2000
(U.S. DOLLARS)

International Uranium Corporation (the "Company") had a net loss of $237,485 for the first three months of fiscal year 2000, or less than $0.01 per share. This compares with a net income of $739,411, or approximately $0.01 per share, for the first quarter of last year. However, net working capital increased during the quarter by $2,155,199 and totaled $13,790,864, or $0.21 per share. Details on the Company's financial performance are discussed below.

Operational highlights for the first quarter included the completion of the Company's first conventional ore processing run at the White Mesa Mill. During this mill run, which commenced last June, the Company processed approximately 87,000 tons of uranium/vanadium bearing ore and produced approximately 490,000 pounds of uranium concentrates and 1,996,000 pounds of vanadium concentrates. Of these quantities, approximately 158,000 pounds of uranium concentrates and 1,100,000 pounds of vanadium concentrates were produced during the first quarter of fiscal 2000.

The Company continued to receive various alternate feed materials from different customers during the quarter, including uranium-bearing soils excavated from the Ashland 1 former defense site, near Buffalo, New York. As of the end of the quarter, the Company had received over 73,000 tons of Ashland 1 material, which will ultimately be recycled through the Mill for the recovery of uranium. The Ashland 1 project should generate over 100,000 tons of material for recycle by the time deliveries are completed later this year. The Company is paid a recycling fee at the time these materials are delivered to the Mill.

The Company also continued to receive uranium-bearing waste materials delivered under contract with private sector nuclear fuel cycle companies. These materials will also be recycled for uranium recovery after sufficient stockpiles are accumulated at the Mill. To date, however, these contracts have not provided the Company with the necessary backlog of business to allow the Mill to maintain processing operations on a continuous and economic basis.

With the completion of the conventional ore run, the White Mesa Mill's processing operations were placed in a standby mode. Mill personnel, in addition to receiving alternate feed materials, have been doing routine maintenance and preparing the Mill for the next alternate feed run. In addition, Mill personnel have been performing considerable analytical testing and development work in support of the Company's alternate feed program.

As a result of the Company's conventional ore processing run and previous alternate feed processing runs, the Company has increased its inventory of both uranium and vanadium concentrates. Accordingly, the Company continues to remain active in and monitor both of these markets in order to maximize the value of these Company assets. Unfortunately, both of these markets continued their depressed states during the quarter.

Uranium spot market prices decreased slightly, beginning the quarter at $9.80 per pound U3O8 and ending the period at $9.60 per pound. Market demand during the period was a moderate three million pounds. Uranium spot market prices are not expected to improve during the first






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half of calendar 2000 because of continued weak demand coupled with aggressive selling on the part of some major suppliers. An increase in requirements buying by utilities is expected by some analysts toward the end of calendar 2000, which could help to improve the currently difficult market conditions. Thus, these industry experts are suggesting that calendar 2000 could parallel the price trend observed during 1998.

While vanadium prices declined during the period, recent indicators are showing signs of improvement for prompt deliveries. Prices began the quarter at near $1.80 per pound V2O5, but fell to $1.30 per pound by the end of the quarter. Recently, however, some market analysts have suggested that, due to operational delays in some production projects, a tightening of supply may assist an upward movement in vanadium prices during the first half of calendar 2000. The Company will seek to take advantage of any run up in market prices that might occur.

As previously announced, the Company has curtailed all of its uranium mining and exploration activities in favor of the continued development of its alternate feed/uranium-bearing waste recycling business. However, if the Company cannot soon demonstrate the viability of this business, the Company may elect to abandon these efforts and pursue other opportunities. To this end, the Company has begun to evaluate other business ventures unrelated to the uranium industry that might provide the Company with opportunities to enhance shareholder value.

FINANCIAL REVIEW

Total revenues from the sale of uranium for the three-month period ending December 31, 1999 were $3,267,600 with a corresponding cost of material of $2,765,000 resulting in a gross profit of $502,600. This compares to total uranium sales in the first quarter of last year of $7,520,450 at a cost of $6,415,348 resulting in a gross profit of $1,105,102.

During the quarter, revenue from the process milling of alternate feed was only $358,051 compared to $2,724,185 for the corresponding quarter last year. During this quarter, the alternate feed processing activities consisted only of the receipt, sampling, and analysis of the Ashland 1 material and no actual processing was conducted. Approximately 33,000 tons of Ashland 1 material was received during the quarter bringing the total received to over 71,000 tons. The Company receives a recycling fee when the material is delivered which is recorded as deferred revenue until the material is processed.

Selling, general and administrative expenses for the first quarter were $964,877 which was almost identical to the same quarter last year. Depreciation expense this quarter was $165,307, a decrease of $58,474 from last year's amount of $223,781. Net interest and other income also decreased slightly from $234,993 during the first quarter of fiscal year 1999 to $194,269 this quarter.

Due to significant lower sales of U3O8 and decreases in revenue from the alternate feed, or uranium-bearing waste recycling business, the Company recorded a small loss for the quarter of $237,485 compared to an after tax profit of $739,411 during the same period a year ago.



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During the first quarter, the Company provided $1,888,761 of cash from operations compared to $1,854,052 used in operations during the same period last year. This was due primarily to increases in deferred revenue (receipt of Ashland 1 processing fees) partially offset by changes in inventory levels and changes in trade receivables for inventory sales. Investment in properties, plant, and equipment decreased from $448,912 in the first quarter last year to $50,479 this year. Expenditures on the Mongolian Joint Venture also decreased correspondingly from $504,867 to $120,057.

The Company's working capital increased by $2,155,199 during the quarter and now totals $13,790,864 of which $1,076,496 consisted of cash and cash equivalents. This increase is primarily due to the continued receipt of Ashland 1 processing fees.

The Company is in the process of renewing its $10,000,000 working capital loan loan agreement with Norwest Bank Colorado, N.A. which expires in March 2000. This facility provides for advances based upon receivable levels and U3O8 inventories. As of December 31, 1999, no advances were outstanding under this facility.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Company wishes to caution readers that disclosures made in the Management's Discussion and Analysis and elsewhere in this annual report represent forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by any forward-looking statements made by or on behalf of the Company.

Risk factors that affect the Company's results and the above discussion of the 2000 outlook include, but are not limited to, volatility and sensitivity to market prices for uranium and vanadium, competition, environmental regulations, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, dependence on limited number of customers, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction) and other operating and development risks.

As a result of the foregoing and other factors, no assurance can be given as to the future results, levels of activity and achievement.

ON BEHALF OF THE BOARD


/s/ EARL E. HOELLEN
Earl E. Hoellen
President and Chief Executive Officer
February 11, 2000